06051280

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED NOV 28 2006 SEC MAIL PROCESSING SECTION 190 WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 (MM/DD/YY) AND ENDING 09/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 BOULEVARD DES GALERIES, SUITE 405
(No. and Street)

QUEBEC CITY, (City) QC, CANADA (State) G2K 2H6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418 634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALENFANT DALLAIRE S.E.N.C.
(Name – *if individual, state last, first, middle name*)

872-2600 BOULEVARD LAURIER, QUEBEC, CANADA G1V 4W2
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 06 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBER 30th, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Malenfant
Dallaire

INDEPENDENT AUDITORS' REPORT

To the board of directors and shareholder of
Dubeau Capital USA Inc.

We have audited the balance sheet of Dubeau Capital USA Inc. (the "Company") as at September 30, 2006 and the statements of income, deficit and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malenfant Dallaire

Chartered Accountants, L.L.P.

Quebec (Quebec)
November 2, 2006

COMPTABLES AGRÉÉS, S.E.N.C.R.L.

- Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2
- Téléphone : (418) 654-0636 Télécopieur : (418) 654-0639
- www.malenfantdallaire.com maldal@malenfantdallaire.com

DUBEAU CAPITAL USA INC.

INCOME AND DEFICIT
FOR THE YEAR ENDED SEPTEMBER 30, 2006
(in US dollars)

	2006	2005
Revenue		
Investment advisory fees	**$50,594**	$81,993
Commissions	**19,037**	26,946
Interest	**1,764**	1,040
	71,395	109,979
Expenses		
Depreciation of intangible assets	**263**	-
Assessments	**7,291**	4,811
Clearing fees	**12,799**	20,476
Bank fees	**1,119**	617
Foreign exchange loss	**614**	38
Office supplies	**(31)**	1,057
Professional fees	**10,387**	12,222
Taxes and licenses	**1,632**	1,766
Telephone	**866**	753
Wages and benefits	**35,139**	55,410
	70,079	97,150
Net income	**1,316**	12,829
Deficit, beginning of year	**(10,084)**	(22,913)
Deficit, end of year	**($8,768)**	($10,084)

DUBEAU CAPITAL USA INC.

BALANCE SHEET
AS AT SEPTEMBER 30, 2006
(in US dollars)

	2006	2005
ASSETS		
Current assets		
Cash	**$84,735**	$94,101
Commissions and Investment advisory fees receivable	**10,972**	8,954
Other receivables	**153**	327
Current income taxes receivable	**656**	-
Prepaid expenses	**568**	969
	97,084	104,351
Intangible assets (note 3)	**1,805**	527
	$98,889	$104,878
LIABILITIES		
Current liabilities		
Accounts payable	**$17,657**	$24,962
SHAREHOLDER'S EQUITY		
Share capital		
Authorized (note 4)		
Issued		
90 000 common shares	**90,000**	90,000
Deficit	**(8,768)**	(10,084)
	81,232	79,916
	$98,889	$104,878

On behalf of the board

______________________, director

______________________, director

DUBEAU CAPITAL USA INC.

CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2006
(in US dollars)

	2006	2005
Cash flows from operating activities		
Net income	**$1,316**	$12,829
Adjustment to reconcile net income to cash provided		
Depreciation of intangible assets	**263**	-
Changes in non-cash working capital components (note 5)	**(9,404)**	(4,530)
	(7,825)	8,299
Cash flows from investing activities		
Addition to intangible assets	**(1,541)**	(527)
Net increase (decrease) in cash and cash equivalents	**(9,366)**	7,772
Cash and cash equivalents, beginning of year	**94,101**	86,329
Cash and cash equivalents, end of year	**$84,735**	$94,101

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2006
(in US dollars)

1. STATUTES AND NATURE OF OPERATIONS

The Company has been incorporated under Part 1A of the Quebec Compagnies Act as of May 25, 2001 and is a wholly-owned subsidiary of Duca Investissement inc. The Company is an introducer (fully disclosed) broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include petty cash and bank account balances available, after allocation to cheques in transit, if any.

Income recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, service has occurred, the fees to the buyer are fixed or determinable and collection is reasonably assured. Commission income from securities transactions are recorded on a trade-date basis. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Intangible assets

Intangible assets are stated at cost. Depreciation is calculated using the straight-line method at the following annual rates :

Web site	33%
Software	50%

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

(in US dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

3. INTANGIBLE ASSETS

			2006	2005
	Cost	Accumulated depreciation	Net book value	Net book value
Web site	$1,541	$ -	**$1,541**	$ -
Software	527	263	**264**	527
	$2,068	$263	**$1,805**	$527

4. SHARE CAPITAL AUTHORIZED

An unlimited number of common shares, voting and participating, without par value

An unlimited number of class "A" shares, voting, with an annual dividend, preferential on common shares and class "B" shares and non cumulative at a maximum rate of 12% of the redemption price, having priority on common shares and class "B" shares, redeemable at the option of the holder or the company at the fair market value of the consideration received at issue date, without par value

An unlimited number of class "B" shares, with an annual dividend, preferential on common shares and non cumulative at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the option of the company at the fair market value of the consideration received at issue date, without par value

(in US dollars)

5. CASH FLOWS

	2006	2005
Changes in non-cash working capital components		
Commissions and Investment advisory fees receivable	**($2,018)**	$8,703
Other receivables	**174**	(308)
Current income taxes	**(656)**	325
Prepaid expenses	**401**	(320)
Accounts payable	**(7,305)**	(12,930)
	($9,404)	($4,530)

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6,67% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2006, the company had net capital of $74,973 which exceeds the required net capital of $50,000 by $24,973. The company's ratio of aggregate indebtedness to net capital was 0.2355 to 1 as at September 30, 2006.

7. COMMITMENTS

Under agreement with a parent company, the Company has committed to pay monthly administrative and overhead fees of $2,500. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2006, the parent company waived its right to the agreement, consequently, no administrative and overhead fees have been charged.

Also, under agreement with a clearing broker, the Company has committed to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving forty-five (45) days prior written notice to the other party. The Company began to clear transactions in December 2003. Since December 2005, none of the party has noticed to the other party his intention to terminate this agreement.

8. INCOME TAXES

The Company has tax losses which may be used to reduce taxable income in future years. These losses expire as follows:

$7,022	during 2010
3,011	during 2014
$10,033	

The taxable temporary differences have not been considered as a future income tax liabilities.

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of cash, commissions and Investment advisory fees receivable, others receivables and accounts payable are approximately the same as their book value due to their short-term nature.